FORM 11-K
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C.  20549
                               ANNUAL REPORT
                         PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

     For the period January 1, 1995 through October 2, 1995:

A.   Full title of Plan:
                         Anthem Electronics, Inc.
                            Salary Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                          Arrow Electronics, Inc.
                              25 Hub Drive
                           Melville, NY 11747

Item 1.   Changes in the Plan

     During 1994, the Plan sponsor merged with Arrow Electronics, Inc. (Arrow) under the provisions of the Agreement and Plan of Merger by and among Arrow Electronics, Inc.,MTA Acquisition Company and Anthem Electronics, Inc. dated September 21, 1994. In connection with this merger, on December 8, 1994, each share of Anthem Electronics, Inc. common stock held by the Plan was exchanged for .875 shares of Arrow Electronics, Inc. common stock.

     In connection with this merger, Arrow merged the Anthem Electronics, Inc. Salary Savings Plan with the Arrow Electronics Savings Plan effective September 1, 1995 and completed the transfer of assets to the Arrow Electronics Savings Plan on October 2, 1995, the liquidation date. Upon merger of the Plan, participants became fully vested in their accounts.

Item 2.   Changes in investment policy

     No material changes occurred during the period January 1, 1995 through October 2, 1995 in respect to the nature of the investment policies in which funds held under the Plan were invested.

Item 3.   Contributions under the Plan

     Anthem Electronics, Inc. made matching cash contributions to the Plan. The Company's contributions are allocated ratably among participants based upon the participant's contributions to the Plan. For purposes of allocation of benefits, participant contributions in excess of 6% of annual compensation are excluded.

Item 4.   Participating employees

     The Plan had 1,148 participating employees at October 2, 1995.

Item 5.   Custodian of investments

     The custodian of Plan assets was Fidelity Management Trust Company (Fidelity or the Trustee) located at 82 Devenshire Street, Boston, MA 02109. Fidelity is a Massachusetts Trust Company registered under the Investment Company Act of 1934.

     During the period from January 1 through October 2, 1995, the Plan did not pay Fidelity any compensation as custodian of investments as all Trustee fees are paid by the Company.

Item 6.   Reports to participating employees

     Participants receive quarterly reports from the Trustee summarizing the transactions and market value changes.

Item 7.   Investment of funds

     No brokerage fees were paid to Fidelity or any other party on behalf of the Plan.

Item 8.   Financial statements and exhibits

     (a)  Financial statements -  Audited financial statements of the Anthem
                                  Electronics, Inc. Salary Savings Plan as of
                                  October 2, 1995 (liquidation basis) and
                                  December 31, 1994 (ongoing basis) and for the period from January 1 through October 2, 1995 (liquidation basis) and for the year ended December 31, 1994 (ongoing basis).

                         SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        ANTHEM ELECTRONICS, INC.
                                        SALARY SAVINGS PLAN





Date: June 21, 1996           By s/Paul J. Reilly
- --------------------               --------------------------
                                             Paul J. Reilly
                                             Vice President and
                                             Corporate Controller

                    CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the use of our name on our report, dated June 11, 1996, with respect to the financial statements and schedules of the Anthem Electronics, Inc. Salary Savings Plan for the period from January 1 through October 2, 1995, and for the year ended December 31, 1994, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                                   MOHLER, NIXON & WILLIAMS
                                   Accountancy Corporation

Campbell, California
June 11, 1996

                         ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

                    FINANCIAL STATEMENTS IN LIQUIDATION

                              OCTOBER 2, 1995
                          AND DECEMBER 31, 1994

                        ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

                 Financial Statements in Liquidation and
                    Form 5500 Supplemental Schedule G

                             October 2, 1995
                          and December 31, 1994



                            Table of Contents

Independent Accountants  Report  . . . . . . . . . . . . . . . .       7

Financial Statements:

Statements of Net Assets Available for Plan Benefits in Liquidation 9 Statements of Changes in Net Assets Available for Plan Benefits
 in Liquidation                                                       10
Notes to Financial Statements in Liquidation . . . . . . . . .        12

Form 5500 Supplemental Schedule G for the period January 1, 1995
 through October 2, 1995  . . . . . . . . . . . . . . . . . . .       16

27d,       Part V   -  Schedule of Reportable Transactions

To the Participants and Plan Administrator of the Anthem Electronics, Inc.
Salary Savings Plan

                     INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the accompanying statements of net assets available for plan benefits in liquidation of the Anthem Electronics, Inc. Salary Savings Plan (the Plan) as of October 2, 1995 (liquidation basis) and December 31, 1994 (ongoing basis), and the related statements of changes in net assets available for plan benefits in liquidation for the period January 1, 1995 through October 2, 1995 (liquidation basis), and year ended December 31, 1994 (ongoing basis). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonableassurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts anddisclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As further discussed in Note 1 to the financial statements, the Board of Directors of Arrow Electronics, Inc., the Plan sponsor, approved the merger of the Plan with the Arrow Electronics Savings Plan. In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated, from the ongoing basis used in the 1994 financial statements to the liquidation basis used in presenting the 1995 financial statements.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits in liquidation of the Plan as of October 2, 1995 and December 31, 1994, and the changes in net assets available for plan benefits in liquidation for the period January 1, 1995 through October 2, 1995 and year ended December 31,
1994, respectively, in conformity with generally accepted accounting principles.

       The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supple-mentary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   MOHLER, NIXON & WILLIAMS
                                   Accountancy Corporation

Campbell, California
June 11, 1996

                   ANTHEM ELECTRONICS, INC.
                     SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS IN LIQUIDATION



                                            October 2,          December 31,
                                                 1995                  1994
                                   (liquidation basis)       (ongoing basis)
                                   -------------------       ---------------

Investments, at contract value             $     -                $2,241,523
Investments, at fair value                       -                12,693,573
Cash and cash equivalents                        -                   810,910
                                           -----------       ---------------

Assets held for investment purposes              -                15,746,006
Employer contribution receivable                 -                   180,980
                                           -----------       ---------------

Net assets available for plan benefits     $      -              $15,926,986
                                           ===========       ===============


























See independent accountants' report and
accompanying notes to financial statements.

    ANTHEM ELECTRONICS, INC.
      SALARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS IN LIQUIDATION

For the period January 1, 1995 through October 2, 1995
 and year ended December 31, 1994

                                                    Fidelity Management Trust Company
                         -------------------------------------------------------------------------------------------------------
                              Money  Intermediate                    Equity                     Growth      Managed     Subtotal
                             Market          Bond      Puritan       Income     Magellan       Company       Income     Fidelity
                               Fund          Fund         Fund         Fund         Fund          Fund         Fund        Funds
                         ----------    ----------   ----------   ----------   ----------    ----------   ----------  -----------
Net assets available for
   plan benefits at
   December 31, 1993      $  463,931    $ 847,258   $1,607,077   $2,260,339   $3,553,336     $ 989,738   $2,479,535  $12,201,214
                          ----------    ---------   ----------   ----------   ----------     ---------   ----------  -----------

Employer's contribution       91,066       25,457       73,278       68,055      140,954        54,717       71,413      524,940

Participants' contrib-
 utions/rollover             124,125      195,171      350,997      275,599      802,192       316,543      248,758    2,313,385

Withdrawals/distributions    (44,736)     (87,935)    (147,672)    (114,235)    (422,159)     (119,138)    (490,520)  (1,426,395)

Dividends and interest        22,151       54,314      144,522      229,302      154,332        46,386      127,306      778,313

Net appreciation (deprec-
  iation) in fair value
  of investments             (72,119)    (113,741)    (221,871)    (229,751)     (70,300)                               (707,782)

Net loan activities             (640)     (12,265)     (28,143)     (16,839)     (25,890)        1,179      (13,035)     (95,633)

Transfers in/out             155,013     (227,866)     (75,191)     (89,254)    (131,090)      (30,617)    (181,934)    (580,939)
                          ----------    ----------   ----------   ----------   ----------   -----------   ----------  -----------
Increase (decrease)
  in net assets              346,979     (125,243)     204,050      130,757      288,588       198,770     (238,012)     805,889
                          ----------    ----------   ----------   ----------   ----------   -----------   ----------  -----------

Net assets available
  for plan benefits at
  December 31,
  1994 (ongoing basis)       810,910      722,015    1,811,127    2,391,096    3,841,924     1,188,508    2,241,523   13,007,103
                          ----------    ---------   ----------   ----------    ----------    ----------   ---------   -----------

Employer's contribution      122,646       48,428       96,913       90,525      185,023        77,332       72,452      693,319

Participants' contrib-
 utions/rollover              74,310      104,670      225,894      206,201      456,714       204,556      153,766    1,426,111

Withdrawals/distributions   (180,474)     (34,143)    (239,002)    (333,739)    (687,153)     (210,008)    (221,932)  (1,906,451)

Dividends and interest        36,090       38,132       53,500       85,691       18,997                    110,679      343,089

Net appreciation in fair
   value of investments       30,715      255,268      537,803    1,476,924      503,324                               2,804,034

Net loan activities              649         (456)     (13,160)     (20,640)      (6,394)       (4,987)      (6,271)     (51,259)

Transfers in/out             387,057        6,373     (423,115)     804,431    1,860,053      (326,804)     143,581    2,451,576

Transfer to Arrow
   Electronics, Inc.
   Savings Plan           (1,251,188)    (915,734)  (1,767,425)  (3,761,368)  (7,146,088)   (1,431,921)  (2,493,798) (18,767,522)
                          ----------    ---------   ----------   ----------   -----------   -----------  ----------- ------------

Decrease in net
   assets                   (810,910)    (722,015)  (1,811,127)  (2,391,096)  (3,841,924)   (1,188,508)  (2,241,523) (13,007,103)
                          ----------    ---------   ----------   ----------   -----------   -----------  ----------- ------------
Net assets available
  for plan benefits
  at October 2, 1995
  (liquidation basis)     $    -        $     -     $     -      $     -      $    -       $    -        $     -     $      -
                          ==========    =========   ==========   ==========   ===========  ============  =========== ============

See independent accountants' report and
accompanying notes to financial statements.

    ANTHEM ELECTRONICS, INC.
      SALARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS IN LIQUIDATION

For the period January 1, 1995 through October 2, 1995 and year ended December 31, 1994


                                            Subtotal       Anthem        Arrow                   Employer
                                            Fidelity        Stock        Stock  Participant  Contribution
                                               Funds         Fund         Fund        Loans    Receivable         Total
                                         -----------   ----------     --------  -----------    ----------   -----------
Net assets available for plan
   benefits at December 31, 1993         $12,201,214   $1,426,335           -     $ 195,916       -         $13,823,465
                                         -----------   ----------     --------    ----------    ----------  -----------
Employer's contribution                      524,940       63,037                               $ 180,980       768,957

Participants' contributions/rollover       2,313,385      250,286     $29,760                                 2,593,431

Withdrawals/distributions                 (1,426,395)    (133,934)     (9,125)      (66,869)                 (1,636,323)

Dividends and interest                       778,313          990          86                                   779,389
                                                                                                                    -
Net appreciation (depreciation) in
   fair value of investments                (707,782)     275,047      30,802                                  (401,933)

Net loan activities                          (95,633)     (27,325)     (2,283)      125,241                        -

Transfers in/out                            (580,939)  (1,854,436)  2,435,375                        -             -
                                           ----------  -----------  ---------     ---------     ----------  -----------
Increase (decrease) in net assets            805,889   (1,426,335)  2,484,615        58,372       180,980     2,103,521
                                           ----------  -----------  ---------     ---------     ----------  -----------
Net assets available
  for plan benefits
  at December 31, 1994
  (ongoing basis)                         13,007,103                2,484,615       254,288       180,980    15,926,986
                                          -----------  -----------  ---------     ---------     ----------  -----------

Employer's contribution                      693,319                   68,820                    (180,980)      581,159

Participants' contributions/
  rollover                                 1,426,111                  163,057                                 1,589,168

Withdrawals/distributions                 (1,906,451)                (235,636)       (1,910)                 (2,143,997)

Dividends and interest                       343,089                    1,307        10,391                     354,787

Net appreciation in fair value
   of investments                          2,804,034                1,009,289                                 3,813,323

Net loan activities                          (51,259)                     406        50,853                       -

Transfers in/out                           2,451,576               (2,441,185)      (10,391)                      -

Transfer to Arrow Electronics, Inc.
   Savings Plan                          (18,767,522)              (1,050,673)     (303,231)                (20,121,426)
                                         ------------  ----------  -----------     ---------     ---------  ------------
Decrease in net assets                   (13,007,103)        -     (2,484,615)     (254,288)     (180,980)  (15,926,986)
                                         ------------  ----------  -----------     ---------     ---------  ------------
Net assets available for
  plan benefits
  at October 2, 1995
  (liquidation basis)                   $       -      $     -     $     -         $   -         $    -     $     -
                                        ============   ==========  ===========     =========     ========   ===========

See independent accountants' report and
accompanying notes to financial statements.
                       Page 11 of 17

                         ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

              NOTES TO FINANCIAL STATEMENTS IN LIQUIDATION

                   October 2, 1995 and December 31, 1994

Note 1 - The Plan and its significant accounting policies:

     The following description of the Anthem Electronics, Inc. (the Company or Anthem) Salary Savings Plan (the Plan) provides only general information. Participants shouldrefer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan was a defined contribution plan which was established in 1986 by the Company to provide benefits to eligible employees. The Plan covered all full-time employees of the Company who had a minimum of six months of service and were age 21 or older.

     During 1994, Anthem merged with Arrow Electronics, Inc. (Arrow). All Anthem stock was exchanged for Arrow stock (see Note 4) according to the provisions of the Agreement and Plan of Merger by and among Arrow Electronics, Inc., MTA Acquisition Company and Anthem Electronics, Inc. dated September
21, 1994 (the Agreement).

     In connection with the merger of Anthem and Arrow, the Board of Directors of Arrow approved the merger of the Anthem Electronics, Inc. Salary Savings Plan with the Arrow Electronics Savings Plan effective September 1, 1995. The transfer of Plan assets was completed by October 2, 1995. Accordingly, the financial statements of the Plan for the period January 1, 1995 through October 2, 1995 have been accounted for on the liquidation basis.

     The Plan administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processed and maintained the records of participant data. The Company contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee. Substantially all expenses incurred for administering the Plan were paid by the Company.

Investments -

     Investments of the Plan were held by Fidelity and invested in Fidelity mutual funds, guaranteed investment contracts, and money market accounts as well as Arrow common stock (see Note 4) based solely upon instructions received from participants. Plan assets were valued at contract or fair value as of the last day of the Plan year, as measured by contract value (purchase price plus interest) or quoted market prices.

Vesting -

     Participants were immediately vested in their salary deferral and rollover contributions and related earnings. A participant was fully vested in the employer's matching contribution allocated to their account after five years of credited service. Upon merger of the Plan, participants became fully vested in the employer s matching contributions allocated to their account.

Income taxes -

     The Plan applied for and received a favorable determination letter dated March 13, 1995. The Plan administrator believes the Plan qualified under the applicable requirements of the Internal Revenue Code and related state statutes, and was exempt from federal income and state franchise taxes.

Risks and uncertainties -

     The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affected the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Participation and benefits:

Employee contributions -

     Participants could elect to have the Company contribute a percentage, from 1% to 12%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elected to have the Company contribute a portion of their compensation to the Plan agreed to accept an equivalent reduction in taxable compensation. Contributions withheld were invested in accordance with the participant's direction and were allocated in 1% increments.


     Participants were also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions were deposited in the appropriate investment funds in accordance with the participant s direction and the Plan s provisions.

Employer contributions -

     The Company was allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matched 50% of each participant s contribution up to a maximum of 6% of the participant's compensation. Matching contributions were reduced by the amount of forfeitures for the period.

Participant accounts -

     Each participant's account was credited with the participant's contrib-ution, Plan earnings and an allocation of the Company's contribution, if any. Allocations of the Company contributions were based on participant contributions r account balances, as defined in the Plan.

Payment of benefits -

     Upon termination, the participant or beneficiary would receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or by monthly installments over a specified period.

Loans to participants -

     The Plan allowed participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans were secured by the participant's vested balance. Interest on loans was at the available market financing rates and was to be repaid to the Plan within a five year period, unless the loan was used for the purchase of a residence in which case the maximum repayment period was 15 years. The specific terms and conditions of such loans were established by the Plan administrator.

Note 3 - Investments:

     The following table includes the contract or fair values of investments and investment funds that represented 5% or more of the Plan's net assets at:

                                           October 2,         December 31,
                                                 1995                 1994
                                           ----------         ------------
     Money Market Fund                                         $   810,910
     Intermediate Bond Fund                                        722,015
     Puritan Fund                                                1,811,127
     Equity Income Fund                                          2,391,096
     Magellan Fund                                               3,841,924
     Growth Company Fund                                         1,188,508
     Managed Income Fund                                         2,241,523
     Anthem Stock Fund                                                -
     Arrow Stock Fund                                            2,484,615
     Participant Loans                                             254,288
                                           ----------          -----------
          Total investments at contract
               or fair value               $   -               $15,746,006
                                           ==========          ===========
Note 4 - Party in interest transactions:

     As allowed by the Plan, participants could elect to invest a portion of their accounts in the common stock of the Company, or subsequent to the merger described in Note 1, in the common stock of Arrow. On December 8, 1994, each share of Anthem Electronics, Inc. common stock held by the Plan was exchanged for .875 shares of Arrow Electronics, Inc. common stock under the provisions of the Agreement. Aggregate investment in the common stock of Arrow Electronics, Inc. at December 31, 1994 was as follows:

     Date      Number of shares       Fair value        Cost
  -------      ----------------       ----------     ----------
     1994             69,258          $2,484,615     $2,453,261

                         ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

                                 FORM 5500

                           SUPPLEMENTAL SCHEDULE

                              OCTOBER 2, 1995

                                                                      ANTHEM ELECTRONICS, INC.
                                                                    SALARY SAVINGS PLAN
                                                                                                                E.I.N.:   95-2550381
                                                                                                                Plan #:            1
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                              For the period January 1, 1995 through October 2, 1995
                                                       --------------------------------------------------------------------

(a)                                (b)                    (c)          (d)    (e)          (f)        (g)          (h)        (i)
                           Description of asset                                        Expense            Current value
                           (including interest rate                                   incurred              of asset on
                           and maturity in case      Purchase      Selling  Lease         with    Cost of   transaction   Net gain
Identity of party involved of a loan)                   price        price rental  transaction      asset          date  or (loss)
 ------------------------- -----------------------  ---------   ---------- ------  -----------  ---------  ------------  ---------
Fidelity Management Trust Company:
Money Market Fund          Money Market Fund         $732,898                                  $  732,898   $  732,898   $      -
Money Market Fund          Money Market Fund                    $1,543,808                      1,543,808    1,543,808          -
Intermediate Bond Fund     Mutual Fund                321,722                                     321,722      321,722          -
Intermediate Bond Fund     Mutual Fund                           1,074,452                      1,078,800    1,074,452       (4,348)
Puritan Fund               Mutual Fund                865,273                                     865,273      865,273          -
Puritan Fund               Mutual Fund                           2,931,668                      2,716,611    2,931,668      215,057
Equity Income Fund         Mutual Fund              1,341,709                                   1,341,709    1,341,709          -
Equity Income Fund         Mutual Fund                           4,270,608                      3,566,436    4,270,608      704,172
Magellan Fund              Mutual Fund              2,864,112                                   2,864,112    2,864,112          -
Magellan Fund              Mutual Fund                           8,182,960                      6,699,607    8,182,960    1,483,353
Growth Company Fund        Mutual Fund                618,135                                     618,135      618,135          -
Growth Company Fund        Mutual Fund                           2,309,967                      1,790,834    2,309,967      519,133
Managed Income Fund        Mutual Fund                992,308                                     992,308      992,308          -
Managed Income Fund        Mutual Fund                           3,233,831                      3,233,831    3,233,831          -
* Arrow Stock              Employer Securities        279,927                                     279,927      279,927          -
* Arrow Stock              Employer Securities                   3,773,830                      2,733,188    3,773,830    1,040,642
* Parties-in-interest

                         Page 17 of 17